EXHIBIT 3A

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
GREENSHIFT CORPORATION

GreenShift Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST:  That in a meeting held on June 4, 2010, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders.  The resolutions authorized a reverse split of the Corporation’s common stock in one of several ratios. In a meeting held on July 13, 2010, the Board of Directors duly adopted a resolution setting forth the following amendment to effect a reverse split of the Corporation’s common stock in a ratio of one-for-ten:

ARTICLE V is amended to effect a reverse split of the Corporation’s common stock by adding ARTICLE V, Section (e) reading as follows:

(e) Reverse Split:

On August 2, 2010 (“Effective Date”) at 6:00 p.m. Eastern Standard Time, a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each ten (10) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1.
Following the Effective Date, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent for cancellation, a certificate (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

2.	From and after the Effective Date, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for New Certificates pursuant to the provisions hereof.
3.
The Corporation will not issue fractional shares.  The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

SECOND:  Stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendment by signing written consents and delivered the signed consents to the Corporation as required by the provisions of said Section 228.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH:  That the effective date of this amendment shall be August 2, 2010.

By:           /s/ Kevin Kreisler
                Kevin Kreisler
Chairman and Chief Executive Officer